                                     LOGO OF
                            AETERNA LABORATORIES INC.

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

               AEterna's subsidiary, Atrium Biotechnologies Inc.,
                            acquires Unipex of France

Quebec, Quebec, July 3, 2001 - Mr. Luc Dupont, President and Chief Executive Officer of Atrium Biotechnologies Inc, a subsidiary of AEterna Laboratories Inc. (TSE: AEL, NASDAQ: AELA), today announced the acquisition of Unipex. This successful French company specializes in value-added services of importation, in supporting innovation, and in distributing raw materials and high-end brand-name additives for multinational corporations such as Bristol Myers-Squibb, Aventis, L'Oreal, Nestle, Danone and Kodak.

The transaction, valued at some $20 million, was financed from Atrium's cash surplus without any dilution. Atrium therefore acquires 70% of the Unipex shares while senior Unipex management retains control of the remaining 30%. "With annual consolidated sales in excess of $70 million for the upcoming fiscal year, Atrium positions itself as the largest Canadian company specializing in the development and the distribution of high-end value-added products and active ingredients in the sectors of cosmetics, nutrition, pharmaceuticals, and fine chemicals," said Mr. Dupont. "This strategic acquisition will also enable us to diversify our activities from both a geographical and a marketing viewpoint. Moreover, with this acquisition, we can strengthen the ties that already exist between Unipex and its many clients and suppliers as well as optimize the synergy between our respective corporate networks. In this way, we can fulfill and support our strategy of growth through acquisition of innovative technologies," concluded Mr. Dupont.

"We are very proud to acquire such a highly respected company," added Pierre Laurin, PhD, President of Atrium's Board of Directors. "This first transaction sets the standard for Atrium's future growth strategy by acquisition and gives the company the critical mass required to prepare for its first public offering at an opportune time. The eventual listing of Atrium shares on the stock markets will enable it to gain access to additional capital to be used essentially to finance future acquisitions," underlined Mr. Laurin.

"Atrium represents our ideal partner, one that shares our vision of both the professional ethic and the industry's movement, ensuring the continuity and the growth of our business," said Herve Levet, President of Unipex. "Thanks to its financial resources and expertise in corporate development, Atrium will bring us the support we need to respond more fully to the needs of our clients and our suppliers, as well as help us accomplish our own expansion projects, not only in France, but also throughout the European Union."

UNIPEX

Founded in 1968, this private company has approximately forty employees at its head office in Rueil-Malmaison, in the western suburbs of Paris, and at its ultra-modern storage depot located in

Saint-Ouen L'Aumone, also in the western suburbs of Paris. Unipex is ISO 9002 certified, and a European model for the value-added distribution of raw materials in the sectors of fine chemicals, nutrition, cosmetics and pharmaceuticals. The highly sophisticated logistic services are offered to some 80 suppliers and 1,600 clients and include on-site customs clearance, computerized storage and shipping of stocks, while ensuring a perfect match between the quality offered by suppliers and the quality demanded by clients. The Unipex team includes chemists, pharmacists, engineers and logisticians, and provides consultant support for several clients in their development and marketing efforts.

ATRIUM

Atrium Biotechnologies Inc. is one of the largest Canadian companies specializing in the development and marketing of active ingredients in cosmetics and value-added nutritional products. Its continued growth can be attributed in part to a vast distribution network including over 30 partners in more than 20 countries, and in part to a growth strategy based on the acquisition of innovative companies that offer irreproachable active ingredients or distribution services.

Atrium Biotechnologies is a subsidiary held at 64% by AEterna Laboratories Inc. Its business partners are Societe generale de financement, through SGF Soquia Inc. which owns 24% of Atrium, as well as Fonds de Solidarite (FTQ) and Fonds d'investissement bioalimentaire, which own 12%.

AEterna Laboratories Inc. is a Canadian biopharmaceutical corporation and a world leader in the development of angiogenesis inhibitors. AEterna's lead compound, Neovastat/AE-941, is currently being used in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma. AEterna is listed on the Toronto Stock Exchange (AEL) and on Nasdaq (AELA).

                                     - 30 -

Information:

Paul Burroughs                              Normand Tremblay
Director of Communications                  Vice President, External Affairs
AEterna Laboratories Inc.                   AEterna Laboratories Inc.
Tel.: (418) 652-8525                        Tel.: (418) 652-8525
Fax: (418) 577-7700                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: normand.tremblay@aeterna.com

USA Investor and Media Relations:
Ms. Lisa Lindberg
The Investor Relations Group Inc.
Tel.: 212-825-3210
Fax: 212-825-3229
E-mail: TheProTeam@aol.com